1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
HARRY S. PANGAS harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

December 8, 2023

Via EDGAR

Megan F. Miller, Staff Accountant
Division of Investment Management
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	Barings Capital Investment Corporation (File No. 814-01348)

Dear Ms. Miller:

On behalf of Barings Capital Investment Corporation (the “Company”), set forth below are the Company’s responses to the verbal comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company’s legal counsel on November 9, 2023 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (File No. 814-01348), filed with the SEC on February 23, 2023 (the “Form 10-K”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.
Comment: Please confirm for the Staff, on a supplemental basis, that any net realized and unrealized gains (losses) on investments in forward foreign currency contracts have been disclosed separately from any net realized and unrealized gains (losses) on investments in foreign currency transactions, as required by Regulation S-X, 6-07.7(a).

Response: The Company respectfully advises the Staff that it has disclosed its realized and unrealized gains (losses) on investments in forward foreign currency contracts separately from any net realized and unrealized gains (losses) on investments in foreign currency transactions in the Company’s Consolidated Statements of Operations included in its Quarterly Report on Form 10-Q for the quarter ended September  30, 2023 (File No. 814-01348), filed with the SEC on November 9, 2023, and will continue to do so in future SEC filings.

2.
Comment: Please supplementally advise the Staff how the Company met the disclosure requirements of Regulation S-X, Rule 12-12, footnotes 2 and 5, to categorize its Schedule of Investments by (i) type of investment and (ii) related industry, country or geographic region.

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December 8, 2023 Page 2
Response: The Company respectfully refers the Staff to “Note 3. Investments—Portfolio Composition” (the “Portfolio Composition Table”) and “—Industry Composition” (the “Industry Composition Table”) in the Company’s Notes to Consolidated Financial Statements in the Form 10-K, as well as the Company’s subsequently filed Quarterly Reports on Form 10-Q, which provide subtotals for each category of investment by (i) type of investment and (2) industry composition. The Portfolio Composition Table provides a summary of the Company’s investment portfolio by type of investment (e.g., senior debt and first lien notes, subordinated debt and second lien notes, structured products, equity shares, equity warrants and investments in joint ventures), as a percentage of the Company’s total portfolio and net assets. The Industry Composition Table provides a summary of the Company’s investment portfolio by industry composition as a percentage of the Company’s total portfolio. The Company will include a summary of the Company’s investment portfolio by industry composition as a percentage of net assets in the Industry Composition Table in future SEC filings.

The Company also respectfully advises the Staff on a supplemental basis that the current presentation of its schedule of investments is consistent with numerous other business development companies’ schedules of investments, and the Company believes that the current presentation of its schedule of investments, together with the separate Portfolio Composition Table and Industry Composition Table, is more helpful to investors because it allows investors to more easily identify each investment that the Company holds in a particular portfolio company (as opposed to having to piece together all of the various types of investments the Company owns in a particular portfolio company by scanning up and down the Company’s schedule of investments).

3.
Comment: Please supplementally advise the Staff if the Company has an internet address. If the Company does have an internet address, please disclose the Company’s internet address in future SEC filings, as required by Item 101(e)(3) of Regulation S-K.

Response: The Company respectfully advises the Staff that it does not currently have an internet address. If the Company maintains an internet address in the future, it will include the disclosure required by Item 101(e)(3) of Regulation S-K in its applicable SEC filings.

4.
Comment: Please supplementally advise the Staff whether there have been any changes in the Company’s valuation approach or valuation technique for any Level 2 or Level 3 investments. If there has been a change in the Company’s valuation approach and/or valuation technique for any Level 2 or Level 3 investments, please disclose the change and the reason for making such change in future SEC filings. Accounting Standards Codification 820-10-50-2(bbb).

Response: The Company supplementally advises the Staff that there were certain changes in the Company’s valuation approach for its Level 3 investments during the fiscal year ended December 31, 2022. The Company respectfully advises the Staff that such changes in valuation approach for its Level 3 investments for the fiscal year ended December 31, 2022 were identified by reference to the “Valuation Model” columns in “Note 1. Organization, Business, Basis of Presentation and Summary of Significant Accounting Policies—Valuation Inputs—Level 3 Unobservable Inputs” of the Company’s Notes to Consolidated Financial Statements in the Form 10-K. The Company will disclose, in substantially the form provided below, material changes in its valuation approach or valuation technique for its Level 2 and Level 3 investments in future SEC filings, as well as the reason for making such changes:

“We had “___” of [asset class] positions with a fair value of “$___” that were valued using “X” valuation model and they are now valued using a “Y” valuation model, because _____.”

*          *          *

Barings-Corporate

December 8, 2023 Page 3
If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3466 (or by email at harry.pangas@dechert.com) or Clay Douglas by telephone at 202.261.3326 (or by email at clay.douglas@dechert.com).

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:	Bryan High, Barings Capital Investment Corporation
Matthew Freund, Barings Capital Investment Corporation
Elizabeth Murray, Barings Capital Investment Corporation
Ashlee Steinnerd, Barings Capital Investment Corporation
Clay Douglas, Dechert LLP

Barings-Corporate